YUKON-NEVADA GOLD CORP. REPORTS THIRD QUARTER RESULTS

Vancouver, BC – November 13, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has released results for the three and nine months ended September 30, 2009. All amounts in this news release are in United States dollars, unless otherwise stated.

For the three and nine months ended September 30, 2009, the Company reported a net loss of $11.7 million and $24.6 million, respectively, as the Company remained shutdown for the third quarter and only had a limited number of operating days during the rest of the year. This shutdown was a result of not meeting the May 30 deadline for completing the mercury emissions control system due to delays in receiving key components and operational issues at the mill. The Company subsequently took possession of the mill and completed the required system in July. During the quarter the Company has also made significant enhancements to the mill at Jerritt Canyon which will result in higher production results in the future.

Subsequent to quarter end, on October 20, the Company resumed operations with the signing of the consent decree. With the commencement of milling the Company is exploring opportunities to expand the stockpiles on hand, recommence toll milling, and return to mining in the near future.

In the third quarter at Ketza River in the Yukon, the Company continued compiling data and completing core sampling. A geophysical survey was also completed in the area on three, four kilometer lines, identifying a target on the Shamrock zone at a greater depth than previous drilling programs carried out and also identifying a new target in an area not previously explored.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com and on SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.